EXHIBIT 99 (a)




Contact: Amy Flak
                  Kable News Company
                  (212) 705-4639

                              FOR IMMEDIATE RELEASE


          KABLE ESTABLISHES NEW DISTRIBUTION COMPANY WITH JOINT VENTURE
                Agreement Designates Kable Distribution Services
           as Exclusive Distribution Partner with SuperStand Magazines

NEW YORK, N.Y., February 8, 2001 - Kable News Company today announced a joint venture with Houston, Texas-based SuperStand Entertainment Company to create Magazinet, a state-of-the-art distribution company.

The agreement establishes Magazinet to function as the exclusive direct distributor to all SuperStand Magazines retail outlets. Handling product from all major national and direct distributors, Magazinet will provide complete inventory for the 3,500 different titles spanning 125 reading categories. Operations will be headquartered in Rockford, Illinois, and Magazinet will commence service on April 15, 2001.

"Our stores stock several times the magazine titles found at other stores, making inventory management no small task," said Gary Schwing, Chief Executive Officer of SuperStand Entertainment Company. "We are confident that Kable's expertise as one of the country's oldest national distributors combined with Magazinet's "state-of-the-art" technological capabilities will provide SuperStand Magazines with an unparalleled ability to account for and manage inventory."

"Working with SuperStand Magazines is an exciting opportunity for Kable - and for the hundreds of magazine publishers seeking a promising alternative to traditional retail distribution," said Mike Duloc, President and Chief Operating Officer of Kable News Company, Inc. "We are thrilled to undertake this challenge and look forward to growing with the SuperStand Magazines chain."

                     About SuperStand Entertainment Company

A privately owned company, SuperStand Entertainment Company currently operates five stores in Houston, four stores in Dallas, and four stores in the Chicago area. For more information regarding SuperStand Magazines and upcoming additional locations, call 713-860-6817 or visit www.superstand.com.

                            About Kable News Company

Kable News Company is one of the largest magazine and periodical circulators in the world. The company employs more than 1,000 people nationwide with offices in Mount Morris, Illinois; New York, New York; Marion, Ohio; and Cerritos, California. Additional information on the company and its services can be found online at www.kable.com.
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